January 10, 2007


By facsimile to (515) 323-8509 and U.S. Mail


Mr. Brian D. Kletscher
Chairman and President
Highwater Ethanol, LLC
205 South Main Street, P.O. Box 96
Lamberton, MN 56152

Re:	Highwater Ethanol, LLC
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed December 22, 2006
File No. 333-137482

Dear Mr. Kletscher:

	We reviewed the filing and have the comments below.

Table of Contents, page 3

1. Refer to prior comment 4. As noted previously, the table of contents must show the page number of the prospectus` various sections or subsections. Please revise to show the page numbers.

Subscription Procedures, pages 6 and 70

2. We note your response to prior comment 1 that all promissory notes will be due within 20 days of the date of written notice from you. It remains unclear, however, exactly when your investors will be required to pay the promissory notes since you plan to deliver the notices requiring payment "anytime after [you] receive subscriptions for the minimum amount of the offering." Please revise to provide more certainty.

3. In the summary of subscription procedures on page 6, please clarify that subscribers are required to sign the promissory notes only until you have received the minimum aggregate offering amount of
$45 million and that those subscribers` full payment of the promissory notes in cash is due within 20 days of receipt of written notice from you. We note the disclosure on page 71 that if subscribers purchase units after you have received subscriptions for the aggregate minimum offering amount of $45 million, those subscribers will be required to pay the full purchase price immediately upon subscriptions.

4. Please tell us where you revised the registration statement in response to prior comment 2.

5. Please elaborate on the terms of the promissory note, including events of default, the recourse nature of the note, and the security interest that investors grant to secure payment of the note.
Since
you will not accept subscriptions if there is an outstanding balance on the note, please explain how you can take a security interest in the purchaser`s units.

Escrow Procedures, page 6

6. Please reconcile disclosure here that a condition to funds being released from escrow is that cash proceeds from unit sales must equal or exceed $5 million with disclosure on page 71 that this amount must equal or exceed $45 million. We assume that you do not intend to release funds from escrow until the notes associated with the minimum offering amount have been paid so that a minimum of $45 million, reflecting both the initial deposit and the proceeds of the notes, is in escrow. Please clarify if this is the case. We note the disclosure on page 71 that the escrow agent must receive cash payments equal to the 90% balance of the aggregate minimum offering price no later than one year after the registration statement`s effective date before releasing funds from escrow.

Site Acquisition and Development, page 31

7. Disclosure indicates that two of the options to purchase land were to terminate on December 31, 2006. As appropriate, revise to reflect the options` current status.

Federal Income Tax Consequences of Owning Our Units, page 79

8. Refer to prior comment 25 and the fourth paragraph of exhibit
8.1.
As requested previously, revise the third paragraph`s first sentence to indicate that the tax opinion also constitutes the tax opinion of
Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C. on the taxation of investors on their allocable share of Highwater Ethanol`s income, gains, losses and deductions recognized by Highwater Ethanol without regard to cash distributions.

9. Refer to prior comment 25. As requested previously, revise the fourth paragraph`s first and third sentences to indicate that the discussion here constitutes the tax opinion. It is unacceptable to include language such as "the statements and legal conclusions contained in this section...are accurate in all material respects" and "this section represents an expression of our tax counsel`s professional judgment" when the discussion in the prospectus is counsel`s opinion.

10. Refer to prior comment 26. As requested previously, delete the word "general" in the fourth paragraph`s third sentence.

Exhibit Index

11. For exhibits filed previously, indicate by footnote or
otherwise
that the exhibits have been filed previously.   We note that
exhibits
3.1, 3.2, 4.1, 10.1, 10.2, 10.3, 10.4, 10.6, and 23.2 were filed in
the initial registration statement.

Exhibits

12. We note the responses to prior comments 31 and 32. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

Exhibit 5.1

13. Refer to prior comment 33. We note the statement "Our opinions are based on the facts and the above documents as they exist on the date of this letter." Please delete. Alternatively, you must file a new opinion immediately before the registration statement`s effectiveness because the opinion must speak as of that time.

14. Refer to prior comment 35. As noted previously, counsel must consent also to being named under "Legal Matters" in the registration statement. Please revise.

Exhibit 10.9

15. Refer to prior comments 18 and 38. Section 18 of exhibit 10.9 states that this agreement, including the proposal and any attachments, constitutes the entire agreement. File the proposal and any attachments as an exhibit to exhibit 10.9.


Other

16. It appears that not all changed materials in the amendment have been marked as required by Rule 310 of Regulation S-T. For example, refer to "Subscription Procedures" and Escrow Procedures" under "The
Offering" in the prospectus` summary section. Please comply with the rule`s requirements in future filings.

Closing

	File an amendment to the registration statement in response to the comments. To expedite our review, Highwater Ethanol may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Highwater Ethanol thinks that compliance with any of the comments is inappropriate, provide the basis in the letter.
We
may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Highwater Ethanol and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Highwater Ethanol requests acceleration of the registration statement`s effectiveness, Highwater Ethanol should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Highwater Ethanol from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Highwater Ethanol may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.


	The Commission`s Division of Enforcement has access to all information that Highwater Ethanol provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long
  Assistant Director

cc:	Harold N. Schneebeck, Esq.
	Judd W. Vande Voort, Esq.
	Brown, Winick, Graves, Gross, Baskerville & Schoenebaum,
P.L.C.
	666 Grand Avenue, Suite 2000
	Des Moines, IA 50309-2510



Mr. Brian D. Kletscher
January 10, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE